Attitude Drinks Incorporated
11300 U.S. Highway 1, Suite 207
North Palm Beach, FL 33408

December 12, 2007

Mail Stop 3561

Ms. Janice McGuirk
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
100 F Street, North East
Washington, D.C. 20549

RE:	Attitude Drinks Incorporated Registration Statement on Form 10-SB Filed: November 13, 2007 File No. 0-52904

Greetings:

Thank you for the Comment Letter dated December 11, 2007. Attitude Drinks Incorporated has responded to the comment and filed Amendment No. 1 to the Registration Statement on Form 10-SB. We have included one clean hard copy version of Amendment No. 1, three redline hard copy versions of Amendment No. 1 and three hard copies of the response to the comment letter. Amendment No. 1 and the response to the comment letter were filed on Edgar.

Item 3 - Changes in and Disagreements with Accountants. page 27

We note your disclosure that you will engage Lazar Levine & Felix LLP as your new Independent Registered Public Accounting Firm for periods following the filing of the Form 10-SB. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change in accountants as of the consummation date of the merger. Please revise your disclosure to clarify that the new accountant has been engaged and that the former accountant has been dismissed, along with the date of the dismissal as required by Item 304(a)(l)(i) of Regulation S-B. In addition, please file the required letter from the former accountant indicating whether the former accountant agrees with your Item 304 disclosures, or the extent to which it does not agree, as required by Item 304(a)(3) of Regulation S-B.

Response:

We have changed the disclosure to read as follows:

The financial statements of Mason Hill Holdings, Inc. as of March 31, 2007, and the related statements of operations, changes in stockholders' deficit and cash flows for each of the years in the two-year period ended March 31, 2007 were audited by the Independent Registered Public Accounting Firm of Demetrius & Company L.L.C.

The financial statements of our subsidiary, Attitude Drink Company, Inc., as of August 31, 2007 were audited by the Independent Registered Public Accounting Firm of Lazar Levine & Felix LLP.

As of September 19, 2007, (the effective date of the Agreement and Plan of Merger among Mason Hill Holdings, Inc., MH 09122007, Inc. and Attitude Drink Company, Inc.) we engaged the Independent Registered Public Accounting Firm of Lazar Levine & Felix LLP for the review and audit of our financial statements and dismissed the Independent Registered Public Accounting Firm of Demetrius & Company L.L.C. This change in accountants was approved by the Board of Directors.

Other than what we describe here, no reports on our financial statements issued by Demetrius during our two most recent fiscal years, and any subsequent interim period, contained an adverse opinion or disclaimer of opinion, nor were any reports issued by Demetrius qualified or modified as to uncertainty, audit scope, or accounting principles. During our most recent full fiscal years ended March 31, 2007 and 2006 and subsequent interim period through June 30, 2007, there were no disagreements with Demetrius on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Demetrius, would have caused Demetrius to make references to the subject matter of such disagreements in connection with its reports on our financial statements during those periods.

A copy of the required letter from the Independent Registered Public Accounting Firm of Demetrius & Company L.L.C. is found at Exhibit 16(1).

Attitude Drinks Incorporated acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Sincerely yours, /s/ Roy G. Warren Roy G. Warren, President